Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 18, 2007

Item 3.	News Release

See attached news release.

Item 4.	Summary of Material Changes

See attached news release.

Item 5.	Full Description of Material Change

Please see the attached news release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, at (604) 669-6227.

Item 9.	Date of Report

Executed this 27th day of April, 2007 in the City of Vancouver, in the Province of British Columbia.

News Release

NovaGold Announces Common Share Offering

April 18, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it is offering 12.5 million common shares in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated April 16, 2007. NovaGold will grant the underwriters an option to purchase up to an additional 1.875 million common shares at the offering price during the period ending 30 days from the closing of the offering to cover over-allotments, if any.

Citi and RBC Capital Markets are acting as joint book-running managers in this offering.

The net proceeds from the offering will be used to fund further exploration at, and initial construction of, the Galore Creek project, to fund general exploration and development on the Company’s other projects and for general corporate purposes.

A registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission and the base shelf prospectus and preliminary prospectus supplement relating to these securities has been filed with each of the provincial securities regulatory authorities in Canada other than Quebec.

A copy of the preliminary prospectus supplement (and accompanying base shelf prospectus) may be obtained from Citi, Brooklyn Army Terminal, 140 - 58th Street, 8th Floor, Brooklyn, NY, 11220 (tel: 718-765-6732, fax: 718-765-6734) or RBC Capital Markets: in Canada call 416-842-5345; in the United States contact RBC Capital Markets Corporation, Attention: Prospectus Department, One Liberty Plaza, 165 Broadway, New York, NY, 10006 (fax: 212-428-6260).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

For more information contact NovaGold at 604-669-6227 or 1-866-669-6227

Don MacDonald
Senior Vice President & CFO
Email: don.macdonald@novagold.net

Greg Johnson
Vice President, Corporate Communications and Strategic Development
Email: greg.johnson@novagold.net

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, which are among the world’s largest gold and copper-gold deposits, respectively. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-

stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available by e-mail at: info@novagold.net.

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Cautionary Note Concerning Forward-Looking Statements

Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s preliminary prospectus supplement, short form base shelf prospectus, registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and filed with the Canadian securities regulators. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.